Information furnished to the Securities and Exchange Commission on April 26, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

QUARTERLY REPORT PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2002

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No

Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the three months to March 31, 2002

Pages 1 - 38

Intertek Testing Services Limited

Business description

We are a leading international testing, inspection and certification organisation who assess the products and commodities bought or sold by our customers against a wide range of safety, regulatory, quality and performance standards. Our customers include retailers, distributors, manufacturers, traders, industrial bodies, oil and chemical companies and governments. The products and commodities tested, inspected and certified include textiles, toys and other consumer goods, electrical and electronic goods, building and heating, ventilation and air conditioning products, crude oil, petroleum products, chemicals and agricultural produce. We test products against safety standards decreed by governmental or regulatory bodies or recognised standards authorities for such items as toys and electrical goods and also against quality and performance standards that are established by recognised standards bodies or customers themselves.

We carry out testing, inspection and certification services around the world near the points of manufacture, design and other forms of sourcing. We have a broad range of accreditations, approvals and certifications to assist customers in qualifying their products and commodities for sale in all the principal markets of the world.

We also review and certify the systems of customers in conformity with their requirements and the requirements of regulators.

We operate in a large number of different market segments and our business is organised into the following four operating divisions, each involved in the testing, inspection and certification of particular goods or commodities.

Caleb Brett

Caleb Brett was founded in 1885 and is a leading international provider of testing and inspection of crude oil, petroleum and chemical products. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett provides independent and internationally recognised certification of the quality and quantity of cargoes of crude oil, petroleum products, chemicals and agricultural produce and carries out a wide range of testing work for oil and chemical companies on an outsourced basis.

Petroleum and chemical companies and traders require independent testing services to verify the quality and quantity of petroleum and chemical cargoes at loading and discharge. We believe that this market has benefited from increasingly rigorous environmental regulations in North America and Europe, which require a greater amount of testing, and the increasing trend for refining and chemical plants to move from Europe and the United States to oil producing countries which leads to higher value petroleum products and chemicals being shipped instead of crude oil. This in turn results in an increased need for testing and inspection services.

The main opportunity for growth within Caleb Brett is that multinational oil companies, traders and chemical companies are increasingly outsourcing their testing activities to companies such as Caleb Brett. Caleb Brett's activities in petroleum and chemical testing and inspection are divided into three sub-divisions: Inspection, Inspection-related testing and Outsourcing.

Inspection involves inspecting and sampling petroleum and chemical cargoes on loading and discharge to verify the quantity and quality of the cargo. Caleb Brett's certificates are relied upon by buyers and sellers of these cargoes as a basis for the financial transaction between them. Caleb Brett has a worldwide network of offices and laboratories in ports dealing with petroleum and chemical cargoes. Accurate and efficient inspection is very important for customers as it reduces time in port and thus maximises the efficient use of tankers.

Inspection-related testing is laboratory testing of samples of petroleum and chemical cargoes taken to assess and certify their composition, and whether they comply with specifications demanded by customers (e.g. viscosity in oil and water testing) or by legislation.

Outsourcing involves the provision by Caleb Brett of testing and analytical services to supplement or replace the customer’s own activities. This may involve analysing and testing crude oil, petroleum products and chemicals for oil companies, traders and chemical companies. We believe that outsourcing testing provides oil and chemical companies with a value-added service at a lower cost than they can provide in-house.

Caleb Brett also performs agricultural inspection and testing and marine surveying. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as cereals, vegetable oils and cotton for organisations trading them and for government bodies. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. We expect Caleb Brett will reduce its focus on marine surveying, which currently offers low margins and is a small business for the Group, and increase its focus on services related to agricultural products.

ETL SEMKO

ETL SEMKO primarily tests electrical and electronic products, telecommunications equipment, heating, ventilation and air conditioning equipment and building products against standards relating to safety and performance, and then issues safety labels and performance certificates to manufacturers of those products.

The ETL brand name is long established in the United States and Canada and can trace its origins back to 1896 from Thomas Edison’s Electrical Testing Laboratories. SEMKO is the name of the former state owned certification body in Sweden that was acquired by the Group's former owner in 1994. Prior to January 1999 the ETL SEMKO division was known as Conformity Assessment and prior to January 1998 this business was part of the Group's Quality Systems division.

The rate of electrical and electronic product development has increased consistently over the past ten years. This has led to a commensurate increase in the demand for testing because each new product must be tested against safety standards.

Manufacturing has also increasingly migrated from Europe and North America to developing countries in Asia, especially China, and elsewhere. We are well positioned to take advantage of this migration of business due to our extensive Asian network of testing and inspection capabilities. In addition, manufacturers are increasingly becoming global, exporting products to many markets, forcing them to comply with a wide range of different regulations and having to test products to new standards. Further, the demand for testing is increasing in developed countries as they become more focussed on safety standards and regulations.

The other key driver of growth relates to increasing demand from retailers for performance testing of domestic appliances so that they can compare the products of different manufacturers, especially when they are sourcing own brand domestic appliances from Asia. Performance testing data is also used to verify data used in advertisements. This brings ETL SEMKO into another growth area because in the United States, retailers have historically tended to opt for domestic appliances to be safety labelled by Underwriters Laboratories ("UL"), a non-profit organisation in the United States, which both writes standards and provides testing, inspection and certification services. From a legal and regulatory standpoint the ETL label is similar to that of UL, and ETL SEMKO is using its increasing contact with retailers to persuade them that the domestic appliances they sell can also use the ETL mark.

European legislation requires certain products to have a CE mark, which is a declaration that the manufacturer of the product has complied with all relevant European standards and Directives pertaining to the product. Despite the national mandatory marking schemes in member countries being replaced by the self-declaration CE marking scheme, which has lead to a gradual decline in "S" mark certifications over the past three years, demand for the existing established national marks, including ETL SEMKO’s "S" mark remains strong. This is principally because these national marks may only be issued by laboratories duly accredited by governments, and retailers buying electrical goods and industrial users of electrical goods want safety marks on the products which are controlled by a government and which are independent of the manufacturer.

ETL SEMKO's activities are divided into the following four sub-divisions:

Safety testing and certification of electrical and electronic products. This involves the testing of products in ETL SEMKO laboratories against internationally recognised safety, electro-magnetic capability, or telecom- specific standards. The laboratories are, in most cases, accredited or recognised by national government bodies, for example, UKAS (UK Accreditation Service) in the United Kingdom and OSHA (Occupational Safety and Health Administration) in the United States. The test results demonstrate conformity with the standards and are used as the basis for a certificate to be issued to the manufacturer, which in turn means that the manufacturer may apply a "mark" to the product to demonstrate that the product meets the appropriate safety standards. In some cases certificates or marks are "owned" by and are unique to ETL SEMKO, for example, the "ETL" mark in the United States and the "SEMKO" mark in Europe. In other cases ETL SEMKO may be one of a number of organisations authorised to act as an agent in issuing the certificate or mark on behalf of another body such as the "GS" mark on behalf of the German government. In still other cases, ETL SEMKO will work closely with a third party certification body, which will issue a certificate on the basis of the ETL SEMKO test results, for example, BEAB (British Electro Technical Approvals Board) in the United Kingdom. Certification schemes may be mandatory or voluntary depending on product type and geography. These activities are conducted worldwide.

Performance testing of heating, ventilating and air conditioning ("HVAC") equipment and domestic appliances. These services include performance verification (energy, capacity, acoustics reliability, power, durability), comparison evaluation (testing multiple suppliers' products against international, national or proprietary specifications) and performance verification and certification (certification programmes sponsored by industry associations or manufacturers). In addition to the HVAC/Appliance sector, similar services are provided to manufacturers, distributors and users of the following: industrial machinery, industrial control equipment and components, personal protective equipment, lighting, power systems and equipment for use in explosive atmospheres. Major third party testing programmes are operated for the following: Air Conditioning and Refrigeration Institute (ARI), Association of Home Appliance Manufacturers (AHAM), Gas Appliance Manufacturers Association (GAMA), Pool Heat Pump Manufacturers Association (PHPMA), Safety Equipment Institute (SEI), US Department of Transportation (DOT) and the U.S. Federal Aviation Administration (FAA). These activities are mainly conducted in the United States (Cortland, New York and Columbus, Ohio).

Testing and certification of building products and materials. The services provided include testing for fire resistance, structural, mechanical, physical, and accelerated ageing of materials as well as electrical and gas testing. The main products that ETL SEMKO tests are firedoors, which accounts for about 80 per cent. of revenues in the building products and materials sector. Other market segments include hardware, hearth products, glazing, plumbing, roofing, manufactured wood, fenestration, gypsum board and insulation materials. ETL SEMKO owns the "Warnock Hersey" certification mark in North America, which is used to demonstrate product compliance to standards referenced in building codes.

Risk assessment and regulatory compliance testing and certification of semiconductor manufacturing equipment. Under the brand Global Semiconductor Safety Services, ETL SEMKO provides comprehensive third-party equipment evaluations to semiconductor industry standards as well as product safety testing in order to comply with regulatory requirements in the United States and Europe. Based in California, these activities are conducted throughout the United States, Europe and Asia.

Labtest

Labtest is a leading international provider of testing and inspection services for textiles, toys, footwear and other consumer products. The Labtest brand name has been established since 1973.

The Labtest division tests and inspects products against applicable safety, regulatory, quality and performance standards which are either set by regulatory bodies such as standards bodies or are specified by retailers or distributors. Manufacturers and traders operating in less developed countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to developed markets, such as North America and Europe.

Labtest provides a wide range of testing services near the points of manufacture and retailers' buying offices. Labtest is able to provide testing services against appropriate standards to allow goods to be sold in all major markets in the world, as it has the accreditations required by standards bodies needed to meet the requirements of the different retailers and distribution customers worldwide.

Demand for testing and inspection is driven by a number of factors. European and North American retailers and importers are increasingly sourcing products from less developed countries, especially China and other parts of Asia, and the countries of the Mediterranean rim. This increase in overseas sourcing in turn increases the need for testing and inspection in order that products sourced abroad are compliant with a retailer's home market and meet the retailer's standards. There is also a growing demand for testing and inspection as customers continue to become more quality conscious and retailers and manufacturers wish to improve or protect their reputations and reduce returns of sub-standard products to manufacturers. It is often these Western retailers or importers, therefore, who make or influence the decision as to which testing company is used. Shorter product life cycles, new fabrics, a greater number of designs and more "own brand "merchandise also increase the need for Labtest services.

Safety standards drive the demand for toy testing and to a smaller degree, textiles and hardline testing. The European Union in particular has established a number of new standards and is expected to continue to do so. New standards in the last two years include safety standards on textile dyes in Germany and other European countries and safety standards relating to child carriers, bedding items and children’s wear. In the next two years, the textile dye standard is expected to be adopted by more countries and standards on child carriers, candles and other hardlines are anticipated.

Labtest divides its activities into the following sub-divisions for management purposes: Textile Testing, Toy and Hardline Testing, Inspection of Consumer Products, Systems Certification Services (formerly Quality Management Systems and Code of Conduct) and Risk Analysis and Management.

Textile testing is carried out to provide retailers and importers with confidence that they are buying merchandise that meets their requirements with respect to fibre composition, colour fastness, shrinkage, sizing, flammability and other standards, and it also helps manufacturers to meet these standards. Labtest has established a reputation for high quality and knowledgeable testing and we believe that it has the largest and most comprehensive network of textile testing laboratories located near retailer buying offices and manufacturers' factories.

Toy testing is carried out during both the design and manufacturing process to evaluate toys against the mandatory safety standards of the countries in which they will be sold. Tests carried out include testing for sharp edges, choking hazards, toxicity of paint, flammability and electrical safety. We believe Labtest has the largest network of toy testing laboratories located near design centres and manufacturers and has the certifications and approvals needed for testing toys to meet relevant safety standards in all the major markets in the world. Hardline testing is carried out on various products, such as ceramics, bicycles, cosmetic products, sporting goods, juvenile products, furniture, fireworks and other products against retailers' performance standards and, where applicable, mandatory safety standards.

Inspection of consumer products involves the inspection of a wide range of consumer goods carried out at manufacturers' plants in order to confirm that the goods meet the buyers' specifications during manufacturing and when they are shipped. The goods are statistically inspected to check such matters as sizing, quantities, colours, packing and labelling. Labtest has built a network of inspectors in China and other Asian and developing countries, around the Mediterranean rim and in Latin America who are located close to the manufacturers and who have the skills necessary to carry out this inspection work.

Systems certification services involves the certification of a customer’s processes and systems to external standards such as ISO 9000 and ISO 14000 or to customers' own standards. Certification involves Labtest checking that a company has properly defined and documented its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. In Europe, this activity is performed through our associate companies, Dekra-ITS in Germany and SEMKO-Dekra in Sweden, in each of which we have a 49 per cent. holding. In Asia and North America this activity is carried out within the Labtest division. Its development has resulted from consumers and pressure groups being increasingly concerned about the social conditions and safety of workers in factories.

Risk analysis and management ("RAM") works with its customers to reduce the risk of accidents caused by products, particularly toys. RAM has built an extensive database of accidents caused by different consumer products and it uses this to provide consultancy and training services to customers so that products are designed and manufactured to be safe. To date, the main customer has been McDonalds and its suppliers of promotional items such as toys. The customer base is growing, however, and the range of products tested is extending, for example, to children’s clothing.

Code of conduct inspection involves audits of the social and safety conditions of workers in developing countries. Code of conduct audit work usually involves factory inspections, document review and employee interviews. Retailers usually commission the audits and Labtest works closely with both manufacturers and retailers to reach solutions to problems that have been identified. The main focus of these audits is the review of the use of child labour, involuntary labour, coercion, harassment, health and safety, working hours, compensation and environmental protection.

Labtest’s other services include Valuation and Monitoring and Equipment Services work. Valuation and Monitoring is undertaken in France for industries operating under ultra-clean or sterile manufacturing conditions. Equipment Services work involves the purchase and resale of specialist testing equipment, primarily in Hong Kong and China.

Foreign Trade Standards

Foreign Trade Standards ("FTS") inspects and tests in the country of export, shipments to less developed countries to certify these shipments. This inspection is undertaken mainly for import duty purposes and/or to establish whether the goods being imported meet the safety and other national standards of the importing country. In providing these services, FTS inspects, tests and reviews at the point of shipment the quantity, quality and price of goods to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations in the importing country. This pre-shipment inspection work is contracted directly with the governments and standards organisations of less developed countries. This division also provides customs training services to customs departments.

Less developed countries employ pre-shipment inspection providers primarily to maximise their import duty revenues because many of them have inefficient and untrained customs departments which fail through poor performance to levy the import duties that are due. Organisations such as international financial institutions and major donor organisations regard the modernisation of customs as the most effective long term method of improving import duty collection. This has resulted in a limited increase in demand for customs modernisation services but currently there is little or no alternative to pre-shipment inspection services if import duties are to be properly collected. There has also been increasing concern in the Middle East about goods not meeting appropriate safety standards and there is a move towards mandatory third party assessment under the control of national standards bodies. We believe this will lead to an increasing number of countries in the Middle East adopting standards programmes.

Importers in less developed countries also use pre-shipment inspection certificates as part of the documentation exporters need to draw down on letters of credit which provide the importer with a degree of protection against exporters delivering goods which do not meet the importers specifications. Pre-shipment inspection also assists less developed countries by preventing low quality goods from being imported into their country.

Pre-shipment inspection contracts fall into one of three categories:

•	Single Contracts - A single pre-shipment inspection organisation is selected by a government to inspect all inbound trade shipments.
•	Shared Contracts - Two or three pre-shipment inspection organisations are selected by a government to inspect inbound trade shipments and have responsibility of execution divided between them according to the location of the exporter. For example, one inspection organisation may cover importsfrom the Americas, a second imports from Europe and Africa and a third imports from Asia.

•	Competitive Contracts - A number of pre-shipment inspection organisations are authorised by agovernment to inspect inbound trade shipments. Importers or exporters then decide which pre-shipment inspection organisation inspects and certifies their shipment as required. Competitivecontracts are common in South America.

In addition to pre-shipment inspection work, FTS provides a range of inspection and expediting activities to commercial organisations, usually focused on larger engineering plants and projects. The service covers review of specifications sent to suppliers and technical inspection activities, including the witnessing of tests on finished products and materials.

We operate in a decentralised manner with a high degree of responsibility for operations and strategy being devolved to divisional management. Our customer base is diverse and varies by division, with the majority of our work being carried out on a "job by job" basis, except in FTS, where over 90 per cent. of revenues are derived from term contracts. We currently employ over 10,400 people and operate an extensive global network of 504 inspection offices and 254 testing laboratories in 99 countries.

We analyse our results of operations both by division and on a geographic basis. For the purposes of this analysis, we divide our global operations into three groups:

•	The Americas
•	Europe, Africa and the Middle East
•	Asia and the Far East

Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss in note 8 to the condensed consolidated financial statements the principal differences between U.K. and U.S. GAAP as they relate to us.

We set out below a discussion of our operating results and financial condition for the three months to March 31, 2002 ("Q1 02") compared to the three months to March 31, 2001 ("Q1 01"), followed by a detailed review of the performance of each division. Our results for the three months to March 31, 2002 are not necessarily indicative of the expected results for the year to December 31, 2002.

Factors affecting results of operations

Impact of exchange rates

Our financial statements are reported in pounds sterling ("sterling" or "£"). We have 149 subsidiary companies, of which 135 report in currencies other than sterling. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency which is U.S. dollars. We translate the results of overseas operations into sterling at the cumulative average exchange rates for the period, and our results can therefore vary from period to period because of fluctuations in exchange rates which are unrelated to the Group's underlying operational performance.

We set out below a discussion of our operating results and financial condition for the three months ended March 31, 2002 and the three months ended March 31, 2001 followed by a detailed review of the performance of each division. The tables below show growth rates of the three months ended March 31, 2002 over the three months ended March 31, 2001 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into sterling using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into sterling using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation exchange rate exposure.

Over 80 per cent. of our revenues are generated by operations outside of the United Kingdom and therefore fluctuations in exchange rates between currencies in which this revenue is denominated and sterling, may have a material impact on our results of operations and financial condition.

Over 50 per cent. of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we enter into forward foreign exchange contracts to reduce this exposure.

Critical accounting policies

Our accounting policies are described in note 2 to the condensed consolidated financial statements included in this document. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgements that are involved in preparing our condensed consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Use of estimates

We account for contingencies in accordance with FRS 12: Provisions, contingent liabilities and contingent assets. This requires that we record a liability when there is an obligating event, the amount of the liability can be reasonably estimated and there is a reasonable likelihood that the liability will be incurred. Accounting for contingencies such as claims and litigation requires us to use our judgement. In the case of claims and litigation we regard a court judgement or signed settlement agreement as an obligating event and once one of these events has occurred, and provided we can reasonably estimate the liability and we reasonably believe we are more likely than not to make a payment, then we will make a provision for the liability in our condensed consolidated financial statements. In many instances claims are resolved or dismissed before court action is necessary, but we may still incur legal costs in defending actions brought against us. As soon as we start to incur such costs we make a full provision for the costs we expect will be incurred to resolve the action. Certain losses that are incurred as a result of claims, litigation and other matters are potentially recoverable either from our insurers or from our former owners. We do not make provisions for such receivables unless the recovery is certain.

We consider the recoverability of trade receivables and make specific provision against those which we consider may either not be fully paid or where there may be a significant delay in receiving payment. This applies mainly, but not exclusively, to receivables from foreign governments in the FTS division, where the receivables can be large and recoverability can be affected by political circumstances outside our control. In addition to any specific provision, we also make a general provision against receivables based on a sliding scale of the age of the receivable.

Reporting financial performance

We report our financial performance in accordance with FRS 3: Reporting financial performance. Operations that are sold or terminated which form a separately identifiable operating division are reported as discontinued operations. Other disposals are classified as continuing operations. When a division is classified as discontinued, we restate prior year figures so that continuing operations are reported on a like-for-like basis.

We report certain items as either operating exceptional items or non-operating exceptional items. We consider an item to be exceptional if it relates to an unusual occurrence or it is sufficiently large such that its inclusion within the results of the operating divisions would materially distort their operating performance. An operating exceptional item derives from the ordinary course of our testing, inspection and certification activities and includes such items as material bad debt provisions, extensive restructuring programmes, material litigation costs, material asset impairment, etc. A non-operating exceptional item derives from an abnormal event which has arisen outside our ordinary activities and is unlikely to recur. We report items such as the profit or loss on the disposal of operations as a non-operating exceptional item.

Pensions

In our consolidated financial statements for the year ended December 31, 2001, we adopted FRS 17: Retirement benefits. This materially affects the way in which we report our defined benefit pension schemes. We operate four significant defined benefit schemes, each in different countries, and each has been valued in accordance with the principles of FRS 17. The assets owned by the schemes are valued at market value and the present value of the schemes’ liabilities are discounted at high quality corporate bond rates to reflect market expectations at the balance sheet date. The increase in the present value of the liabilities expected to arise from the employees' service in the accounting period is charged to operating profits. The expected return on the schemes’ assets less the interest on the present value of the schemes’ liabilities during the accounting period is included as other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses (to the extent that they are considered recoverable), or deficits are recognised in full on the face of the balance sheet, net of deferred taxation.

Goodwill

We account for purchased goodwill in accordance with FRS 10: Goodwill and intangible assets. We capitalise such goodwill and amortise it over its estimated useful life, which is up to 20 years. If the goodwill is directly attributable to an asset with a defined life such as a covenant not to compete or to a specific contract then we will amortise the goodwill over the life of that asset. Acquired goodwill with a value of £50,000 or less, is amortised fully on acquisition. We review all acquired goodwill in the year after acquisition to consider whether the carrying value and amortisation period is appropriate. In subsequent years we carry out a review of the carrying value if there are signs of impairment such as poor operating performance, loss on contracts, loss of key employees, etc. If we consider that the carrying value of goodwill on an acquisition has been impaired, we make an additional amortisation impairment charge to reduce the carrying value to its value in use. This charge may be reported as an exceptional operating charge if it is material.

While we believe that the carrying value of our goodwill and the amortisation periods are appropriate, we cannot be certain that goodwill will not be impaired in future and additional amortisation may be required. A significant additional amortisation charge would have a material impact on our results of operations.

Deferred tax

In our consolidated financial statements for the year ended December 31, 2001, we adopted FRS 19: Deferred tax which requires full provision to be made for deferred tax assets and liabilities arising from timing differences if those differences crystallise an obligation to pay more or less tax in the future. Due to the accumulation of taxable losses and other timing differences, we have a substantial deferred tax asset which we have not recognised. We use our judgement to determine the amount of the deferred tax asset that we expect to give rise to a reduced tax liability in future.

Summary of results of continuing operations for the three months to March 31, 2002 compared to the three months to March 31, 2001

The table below compares revenues by division for Q1 02 and Q1 01 at actual and comparable exchange rates.

Revenues by division	Q1 01	Q1 02	Growth/ (decline)	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	42.6	41.7	(0.9)	(2.1)	—
ETL SEMKO	26.5	26.9	0.4	1.5	1.5
Labtest	22.8	25.4	2.6	11.4	10.5
Foreign Trade Standards	12.2	14.9	2.7	22.1	23.8

Total	104.1	108.9	4.8	4.6	5.5

Revenues grew by £4.8 million or 5.5% at comparable rates in Q1 02 over Q1 01. The growth was primarily attributable to Labtest, where volumes of textile testing, toy testing and inspection increased in Q1 02 over Q1 01 and FTS, due to increased inspection volumes for the pre- shipment inspection programmes in Nigeria, Kenya and Saudi Arabia.

Revenues in Q1 02 and Q1 01 were generated by operations located in the following geographic areas:

Revenues by geographic area	Q1 01	Q1 02	Growth/(decline)	Actual	Comparable

	£m	£m	£m	%	%

Americas	44.0	41.2	(2.8)	(6.4)	(6.6)
Europe, Africa and Middle East	31.0	34.4	3.4	11.0	13.5
Asia and Far East	29.1	33.3	4.2	14.4	15.1

Total	104.1	108.9	4.8	4.6	5.5

In the Americas revenues from the United States decreased in Q1 02 over Q1 01 principally due to declines in Caleb Brett, where the relatively warm winter caused a reduction in the consumption of petroleum products and in ETL SEMKO, where the continued stagnation of the telecommunications and semiconductor markets resulted in lower volumes of electrical testing.

Revenues from Europe, Africa and the Middle East grew in Q1 02 over Q1 01 due to increased volumes of inspection and testing in Caleb Brett in Lithuania, Azerbaijan, Kazakhstan and the Middle East and to

increased inspection volumes for the FTS pre-shipment inspection programmes in Nigeria, Kenya and Saudi Arabia.

In Asia and the Far East, revenues increased in Q1 02 over Q1 01 due to continued growth in textile testing, toy testing and inspection in Labtest, growth in safety testing in ETL SEMKO in Hong Kong and China and growth in inspection and testing in Caleb Brett in Singapore.

A more detailed discussion of our results is given in the operating and financial review by division

Operating costs

Our operating costs principally comprise personnel costs, property and equipment rental, depreciation and laboratory consumables. Personnel costs account for over 50 per cent. of our operating costs which reflects the labour intensive nature of our operations. Personnel costs in Labtest have been reducing on a relative basis as the division's operations move increasingly to Asia, where personnel costs are lower in general. Personnel costs tend to be higher in Caleb Brett and ETL SEMKO because the operations of these divisions are primarily in more developed countries where labour is more costly. The work of ETL SEMKO also requires the employment of electrical engineers, which leads to higher costs.

Because operating costs are largely comprised of personnel costs our operating margins can be adversely affected by reductions in revenues until a corresponding reduction in personnel costs is achieved. Costs are controlled by monitoring the operating margin achieved by operations and taking action to reduce costs in under-performing areas. The decline in the telecommunications market led to a reduction in staff numbers in ETL SEMKO in the United States and Europe at the end of 2001. Also in 2001, staff numbers were reduced in the Caleb Brett operations on the East Coast of the United States to reduce the cost base to match lower revenues in that area.

In 2001 we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in an increased pension credit of £45,000 in Q1 02. This additional credit was allocated to central overheads. In order to give a like-for-like comparison with prior years, operating costs for Q1 01 were restated to include the impact of FRS 17. This resulted in an additional charge to central overheads of £0.1 million in Q1 01.

Operating costs increased by £2.6 million to £94.0 million in Q1 02 over Q1 01. At comparable rates, revenues increased by 5.5 per cent. in Q1 02 over Q1 01 and operating costs increased by 3.5 per cent. which reflects the cost cutting measures described above.

Amortisation of Goodwill

Operating costs include amortisation of goodwill recognised in connection with acquisitions made since January 1, 1998. In Q1 02 amortisation of £0.2 million was charged to operating costs. This was allocated £0.1 million to Caleb Brett and £0.1 million to ETL SEMKO. In Q1 01 the charge was £0.3 million of which £0.2 million was allocated to Caleb Brett and £0.1 million to ETL SEMKO.

Operating income

The table below compares operating income by division for Q1 02 and Q1 01 at actual and comparable exchange rates.

Operating income by division	Restated Q1 01	Q1 02	Growth/ (decline)	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	3.8	3.9	0.1	2.6	7.9
ETL SEMKO	3.6	3.5	(0.1)	(2.8)	(2.8)
Labtest	5.4	7.0	1.6	29.6	29.6
Foreign Trade Standards	1.3	2.2	0.9	69.2	76.9
Central overheads	(1.1)	(1.4)	(0.3)	(27.3)	(27.3)

Total	13.0	15.2	2.2	16.9	19.2

Operating income grew by £2.2 million or 19.2% at comparable rates in Q1 02 over Q1 01. The growth was principally driven by increased revenues in Labtest and FTS and a reduced cost base in the Americas in Caleb Brett.

Net interest expense

Our net interest expense comprises interest payable on outstanding indebtedness less interest received on bank deposits. Net interest of £9.2 million was charged in Q1 02, a decrease of £0.1 million over the charge in Q1 01. Interest charged on the Senior Term A and Senior Term B loans was £0.7 million lower in Q1 02 over Q1 01 due to a reduction in interest rates. The interest charged on the Parent Subordinated PIK Debentures was £0.4 million higher in Q1 02 over Q1 01 due to the issue of further such debentures in lieu of interest payments.

Other finance income

In our financial statements for the year ended December 21, 2001, we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in a net credit to other finance income of £0.1 million in 2001. This net credit comprised a credit of £0.6 million for the expected return on pension assets, less a charge of £0.5 million for interest. In order to give a like-for-like comparison with prior years, Q1 01 has been restated to include the impact of FRS 17. This resulted in an additional credit to other finance income of £0.1 million in Q1 01 which comprised a credit of £0.6 million for the expected return on pension assets, less a charge of £0.5 million for interest.

Income taxes

In our financial statements for the year ended December 21, 2001, we adopted Financial Reporting Standard 19: Deferred tax. This did not result in a change to the deferred tax charge in Q1 02 or Q1 01.

The tax charge in Q1 02 was £2.9 million, an increase of £0.3 million over the restated charge in Q1 01. This represented 47.5 per cent. of operating income before taxation. The tax rate is higher than the underlying tax rate in the countries in which we operate, principally due to our inability to obtain full potential tax relief on the interest expense in the United Kingdom and the United States. Excluding the interest on the PIK debentures, our tax rate on the tax charge for Q1 02 was 31.2 per cent. (Q1 01: 39.4 per cent.)

Minority interests

In Q1 02 the charge attributable to minority shareholders was £0.7 million, a decrease of £0.1 million over Q1 01. This comprised a net loss attributable to the minority shareholders of £0.4 million (Q1 01: net income £0.2 million) and dividends paid of £1.1 million (Q1 01: £0.6 million).

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for the three months to March 31, 2002 compared to the three months to March 31, 2001.

Caleb Brett

Operating results	Q1 01	Q1 02	Growth/ (decline)

	£m	£m	£m

Revenues	42.6	41.7	(0.9)
Actual decline			(2.1)%
Comparable decline			—

Operating income	3.8	3.9	0.1
Actual growth			2.6%
Comparable growth			7.9%
Operating margin	8.9%	9.4%

The decline in revenues in Q1 02 over Q1 01 was primarily attributable to the United States where increased revenues from outsourcing were more than offset by reduced volumes of inspection and testing. This resulted mainly from a decrease in the consumption of petroleum products caused by the relatively warm winter, but also from increased consumption of natural gas due to low gas prices, which does not generate any inspection or testing work for Caleb Brett. Revenues in Lithuania, Azerbaijan, Kazakhstan and the Middle East increased by £0.7 million in Q1 02 over Q1 01 due to increased volumes of inspection and testing in those countries. Revenues in Singapore increased by £0.8 million in Q1 02 over Q1 01 due to increased volumes of inspection and inspection related testing.

Notwithstanding the decline in revenues, operating income increased by £0.1 million in Q1 02 over Q1 01. This was primarily due to the reduced cost base in the United States, Canada and Mexico which resulted from the restructuring programme implemented at the end of 2001.

On March 14, 2002 we paid £1.0 million for a founding investment in Neolytica Inc., a web-enabled, single point of contact for outsourcing and contracting analytical testing services. Neolytica was formed by Caleb Brett, Air Products and Chemicals Inc., The Dow Chemical Company and Thermo Lab systems, to address the growing demand for cost reduction through outsourcing analytical testing and laboratory information management. Operations are planned to start later in 2002. Our investment in Neolytica is included within "Investments" on our balance sheet at March 31, 2002.

ETL SEMKO

Operating results	Q1 01	Q1 02	Growth/ (decline)

	£m	£m	£m

Revenues	26.5	26.9	0.4
Actual growth			1.5%
Comparable growth			1.5%

Operating income	3.6	3.5	(0.1)
Actual decline			(2.8)%
Comparable decline			(2.8)%
Operating margin	13.6%	13.0%

Revenues in Asia increased by £1.2 million in Q1 02 over Q1 01, mainly due to the continued growth in the market for safety testing of household products and appliances manufactured in Hong Kong, China, Taiwan and Korea for export to North America and Europe. Revenues in Europe remained flat with growth in Sweden where there was increased demand for safety testing of domestic appliances and electronic goods and components and Italy where safety testing of domestic appliances increased, offset by a decline in the United Kingdom resulting from less testing of telecommunication equipment. Revenues in the United States declined in Q1 02 over Q1 01, primarily due to reduced volumes of testing caused by the severe slowdown of the telecommunications market and, to a lesser extent, the semi-conductor market, which became very marked in the second half of 2001. Revenues from the testing of heating, ventilation and air conditioning equipment increased in Q1 02 over Q1 01 when this business was very slow.

The growth in operating income in Q1 02 over Q1 01 was primarily driven by the increased revenues in Asia. Operating income remained flat in Europe, and declined in the Americas, primarily due to the reduced volume of revenues. The cost base in the United States was reduced at the end of 2001 and this has had a positive impact on the operating income in Q1 02.

On April 12, 2002 we acquired the assets and operations of the Consumer's Association Research and Testing Centre in the United Kingdom. This acquisition will provide a base for ETL SEMKO to expand its services into performance testing for the government and retailers in the United Kingdom. The consideration paid was £1.

Labtest

Operating results	Q1 01	Q1 02	Growth

	£m	£m	£m

Revenues	22.8	25.4	2.6
Actual growth			11.4%
Comparable growth			10.5%

Operating income	5.4	7.0	1.6
Actual growth			29.6%
Comparable growth			29.6%
Operating margin	23.7%	27.6%

The growth in revenues in Labtest was driven primarily by the continued growth in demand for textile and toy testing in Asia and to a lesser extent in Europe. Revenues from inspection and code of conduct work also increased in Q1 02 over Q1 01, due to increased volumes of inspections.

The growth in operating income in Labtest was driven by increased revenues whose growth outpaced the increase in operating costs.

Foreign Trade Standards

Operating results	Q1 01	Q1 02	Growth
	£m	£m	£m

Revenues	12.2	14.9	2.7
Actual growth			22.1%
Comparable growth			23.8%

Operating income	1.3	2.2	0.9
Actual growth			69.2%
Comparable growth			76.9%
Operating margin	10.7%	14.8%

The increase in revenues in Q1 02 over Q1 01 was attributable to the pre-shipment inspection programme in Nigeria, which expanded in the latter part of 2001, increased inspections for the Saudi Arabian Standards Organisation and the pre-shipment inspection programme in Kenya which was just beginning in Q1 01. The comparison with Q1 01 was affected by the discontinued programmes in Uganda and Argentina which generated revenues of £1.6 million in Q1 01. The economic and political instability in Bangladesh was responsible for a decline in revenues of £0.2 million in Q1 02 over Q1 01.

The increase in operating income was primarily due to increased revenues resulting from higher volumes of inspections, especially in Nigeria, offset by a withholding tax liability, increased provisions against receivables and increased provisions for restructuring some of the contracts.

Central overheads

Central overheads comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with a holding company. The costs principally comprise salaries, property rental, travel, and legal and professional fees.

In our financial statements for the year ended December 21, 2001, we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in an increased pension credit of £45,000 in Q1 02. This amount was credited against operating costs in central overheads. In order to give a like-for-like comparison with prior years, operating costs for Q1 01 were restated to include the impact of FRS 17. This resulted in an additional charge to operating costs in central overheads of £0.1 million in Q1 01.

Overheads increased by £0.3 million to £1.4 million in Q1 02 over Q1 01 (restated). This increase was primarily due to increased rent at our Head Office in Savile Row, increased payments to non-executive directors, FRS 17 pension adjustments and foreign exchange losses.

Effects of U.S. GAAP adjustments on operating income

Our condensed consolidated financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The significant differences between U.S. GAAP and U.K. GAAP are described in note 8 of the condensed consolidated financial statements.

Financial condition and liquidity

At March 31, 2002 we had cash of £20.0 million compared to £23.7 million at December 31, 2001.

Net cash inflow from operating activities includes operating income before depreciation and other non-cash items and working capital movements. Our net cash inflow from operating activities increased by £4.4 million to £11.5 million in Q1 02 compared to Q1 01 due to higher operating income and reduced investment in working capital.

We paid £3.1 million in Q1 02 which was the first instalment of the criminal fine imposed by the Environmental Protection Agency in the United States. The first instalment of the civil settlement of £3.5 million will be paid in May 2002. No further instalments are due this year. In Q1 02 we received £2.7 million from our insurers as reimbursement of certain costs incurred in connection with the EPA civil investigation.

We spent £3.9 million on tangible fixed assets in Q1 02 compared to £5.3 million in Q1 01. This was mostly expenditure on laboratory and computer equipment. In Q1 02 we paid deferred consideration of £0.1 million (Q1 01: £0.5 million) for an acquisition made in 2000 and invested £1.0 million in Neolytica Inc.

In Q1 02, we paid interest and finance charges of £1.7 million (Q1 01: £1.5 million) on our outstanding borrowings and received £0.1 million (Q1 01: £0.1 million) on our cash deposits. These figures exclude interest of £3.2 million (Q1 01: £2.6 million) relating to the Parent Subordinated PIK Debentures, which was funded by a further issue of debentures on the interest due date. We paid dividends of £1.1 million to minority shareholders in Q1 02 compared to £0.6 million in Q1 01.

At March 31, 2002, our total borrowings were £351.5 million less unamortised debt issuance costs of £6.5 million. Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than sterling, and are therefore affected by exchange rate fluctuations. In Q1 02, we issued £3.2 million (Q1 01: £2.8 million) of new Parent Subordinated PIK Debentures, which are denominated in U.S. dollars, in lieu of interest payments. There were no scheduled repayments of the Senior Subordinated Notes or Senior Term A and B Loans in Q1 02. We repaid £5.9 million of our Senior Revolving Credit Facility in Q1 02, reducing our total drawings to £16.5 million at March 31, 2002. To date, we have drawn a further £1.0 million leaving £9.6 million available to draw under this facility. In Q1 02 we used £1.0 million of our Senior Term C facility to fund our investment in Neolytica Inc. Our total drawings under this facility were £2.8 million at March 31, 2002. This leaves £37.2 million of the Term C facility available for capital expenditure, of which £10.0 million can be used to repay the Senior Revolving Credit Facility.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility and Term Loan C will be sufficient to satisfy our present working capital and capital expenditure requirements for the twelve months following the date of this document. On April 4, 2002 we announced our intention to seek a listing of our shares on the London Stock Exchange by way of an offering of ordinary shares to institutional and professional investors. The offering is intended to take place, subject to market conditions, in the second or third quarter of 2002. If this listing is completed, we anticipate that the funds raised will be used to repay some of our senior debt and improve our liquidity generally. In particular, a reduction in our borrowings will reduce our interest charge in the future.

If the listing does not take place, to the extent that we should desire to increase our financial flexibility and capital resources, or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all. Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions, loans or advances to Intertek Finance plc, the subsidiary of the Company which issued the Notes, or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions, loans or advances to the Company.

During the three months ended March 31, 2002 we have not violated the covenants set out in our loan agreements.

Litigation

As far as we are aware, we are not party to any legal proceedings or arbitration other than ordinary litigation incidental to the conduct of our business and those set out below. We believe that the cost to ITS of an unfavourable outcome arising from such ordinary litigation is unlikely to have a material adverse effect on our financial position in the twelve months following the date of this document.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations have been involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation and related matters are given below:

Caleb Brett USA, Inc. – Puerto Rico

Caleb Brett USA, Inc. was informed in June 1998 that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation related to events in 1997 and prior, and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. On the basis of currently available information, we believe that this matter is not likely to result in civil or criminal penalties, but that should such penalties be imposed, they would not have a material adverse effect on the financial position of ITS in the twelve months following the date of this document.

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") was until recently under investigation by the EPA in the United States.

In February 2002, the court confirmed the terms of a settlement with the United States Department of Justice. ITS Environmental pleaded guilty to a conspiracy and paid a fine of $4.5 million in March 2002 and will pay $1.5 million in each of the next three years to the U.S. Government, for a total of $9.0 million (£6.2 million).

On March 25, 2002, ITS and ITS Environmental reached an agreement with the United States Department of Justice to settle the civil investigation arising from the same matter. Under the terms of the settlement, ITS Environmental will pay a fine of $8.7 million (£6.1 million), in instalments of $5.0 million in May 2002, $1.5 million in March 2003, $1.5 million in February 2004 and $0.7 million in August 2004.

To date, three former customers of ITS Environmental have filed lawsuits arising from laboratory analyses performed under contracts with those customers and other claims may be filed. These claims have been dismissed without prejudice and we believe that any potential liability in the future is covered by insurance.

On March 23, 2001, a complaint was filed in Marshall, Texas, by 418 individual plaintiffs against ITS Environmental and thirteen former employees seeking $80 million in damages. On December 18, 2001, the federal court issued an order dismissing the complaint against all parties. On January 3, 2002, plaintiffs filed a motion for reconsideration. On April 3, 2002 the court denied this motion, leaving the plaintiffs 30 days to appeal against this judgement. We believe that the risk of any material adverse effect to our results of operations or financial position resulting from this case is remote.

To date we have received £3.4 million from our insurers in reimbursement of a third party settlement and costs incurred to September 2001, in connection with the civil investigation at Richardson. We will be seeking recovery of costs incurred from October 2001 onwards and also recovery of the civil fine. Provision for these potential recoveries has not been included in our condensed consolidated financial statements.

We have notified Inchcape plc, our former owners, of the costs incurred and settlements agreed and are pursuing possible rights of recovery against them under the Share Purchase Deed. No provision for any such recovery is included in our condensed consolidated financial statements.

ITS Belgium NV

In 1998, ITS Belgium NV purchased Van Sluys & Bayet NV ("VSB"). At the time of purchase, it was known that VSB could be prosecuted as a result of the actions in 1995 of an employee, Mr. R Bastin, who left the company in 1996. On April 5, 2001, a court in Belgium found VSB, Mr. Bastin and other parties (not related to VSB) guilty of fraudulent practices with regard to a quantity of gas oil and judgement was entered for an amount of up to Euros 5.2 million (£3.2 million) in lost excise duty, penalties and a fine. An appeal has been filed against this judgement. A second case was filed against some of the parties to the original proceedings, including VSB, with a Belgian court on November 5, 2001 for similar infringements, committed in 1994 and 1995. VSB, Mr. Bastin and other parties may be jointly and severally liable for an amount of up to Euros 4.8 million (£3.0 million) in lost excises, penalties and a fine. VSB has minimal assets and we believe that these claims against VSB will be ultimately resolved in a manner that will not have a material adverse effect on ITS. However we can give no assurance that this will be the case.

New Accounting Standards

U.K. Accounting Standards

Financial Reporting Standard 17: Retirement benefits, was issued in December 2000 and contains important changes to the accounting for defined benefit pension schemes. FRS 17 is not fully effective until accounting periods ending on or after 22 June 2003, however we decided to adopt this standard in our consolidated financial statements for the year ended December 31, 2001 and the prior year figures for 2000, and 1999 were restated accordingly. The effect of adopting this standard on our operating results was to reduce our pension costs by £45,000 in Q1 02 and increase our pension costs by £0.1 million in Q1 01. Other finance income increased by £0.1 million in Q1 02 and £0.1 million in Q1 01. A pension asset of £0.8 million and a pension liability of £1.1 million were included in our balance sheet at March 31, 2002.

Financial Reporting Standard 19: Deferred tax, replaces SSAP 15: Accounting for Deferred tax, and was issued in December 2000. The standard is mandatory for accounting periods ending on or after January 23, 2002. We adopted FRS 19 in our consolidated financial statements for the year ended December 31, 2001 and the prior year figures for 2000 and 1999 were restated accordingly. There was no effect on our tax charge in Q1 02 or Q1 01.

U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 applies to all business combinations initiated after June 30, 2001 and requires that such combinations be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortised but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortised over their useful lives. The amortisation and non-amortisation provisions of SFAS 142 apply to all goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. Under SFAS 142, for the interim period, we are required to segregate and specifically identify intangible assets into goodwill and other intangible assets. We have performed an evaluation and determined that all intangible assets recorded in our consolidated financial statements comprise only goodwill. In addition, because of the extensive effort required to comply with SFAS 141 and 142, it is not practicable to reasonably estimate the impact of any transitional impairment losses required to be recognised as the cumulative effect of a change in accounting principle at the date of this document.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is required to adopt SFAS 143 effective January 1, 2003. We are currently evaluating the effect, if any, the adoption of SFAS 143, including the transitional provisions, will have on the results of operations and financial position.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Statement is to be applied prospectively. Early adoption is permitted. We have not yet determined the impact, if any, the adoption of this standard will have on our financial position or results of operations.

Intertek Testing Services Limited
Consolidated Statements of Operations

	Unaudited

	Restated

	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Group revenues- continuing operations	104.1	108.9

Operating costs	(91.4)	(94.0)

Group operating income	12.7	14.9

Share of operating profit in associates	0.3	0.3

Income on ordinary activities before interest	13.0	15.2

Interest and similar charges	(9.3)	(9.2)
Other finance income	0.1	0.1

Income before taxation	3.8	6.1

Taxation	(2.6)	(2.9)

Income after taxation	1.2	3.2

Minority interests	(0.8)	(0.7)

Net income attributable to equity shareholders	0.4	2.5

The accompanying notes on pages F - 5 to F - 19 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets

		Unaudited

	Notes	December 31,	March 31,
		2001	2002

		£m	£m

ASSETS
Current assets
Cash	7	23.7	20.0
Trade receivables, net		85.5	85.3
Inventories		1.8	1.6
Other current assets		19.2	20.5

Total current assets		130.2	127.4
Goodwill		12.1	12.1
Property, plant and equipment, net		75.6	76.3
Investments		0.9	2.2
Pension asset		0.1	0.8

Total assets		218.9	218.8

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	3	37.1	31.5
Accounts payable, accrued liabilities and deferred income		94.2	92.6
Income taxes payable		8.5	8.3

Total current liabilities		139.8	132.4
Long term borrowings	3	304.0	313.5
Provisions for liabilities and charges		9.1	7.7
Pension liability		1.7	1.1
Minority interests		7.2	6.9

Shareholders' deficit
Ordinary shares		0.8	0.8
Redeemable preference shares		105.5	105.5
Shares to be issued		2.8	2.8
Premium in excess of par value		3.6	3.6
Retained deficit		(355.6)	(355.5)

Total shareholders' deficit		(242.9)	(242.8)

Total liabilities and shareholders' deficit		218.9	218.8

The accompanying notes on pages F - 5 to F - 19 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows

		Unaudited

	Notes	Three months to March 31, 2001	Three months to March 31, 2002

		£m	£m

Total operating cash inflow	5	7.1	11.5
Returns on investments and servicing of finance	6	(2.0)	(2.7)
Taxation		(3.4)	(3.0)
Capital expenditure and financial investment	6	(5.2)	(3.8)
Acquisitions and disposals	6	(0.5)	(1.1)

Cash (outflow) / inflow before financing		(4.0)	0.9

Financing	6	2.0	(4.8)

Decrease in cash in the period		(2.0)	(3.9)

Reconciliation of net cash flow to movement in net debt	7

Decrease in cash in the period		(2.0)	(3.9)

Cash (inflow)/outflow from (increase)/decrease in debt		(2.0)	4.8

Change in net debt resulting from cash flows		(4.0)	0.9
Debt issued in lieu of interest payment		(2.8)	(3.2)
Other non-cash movements		(0.5)	(0.5)
Exchange adjustments		(7.9)	(4.8)

Movement in net debt in the period		(15.2)	(7.6)
Net debt at the start of the period		(301.1)	(317.4)

Net debt at the end of the period		(316.3)	(325.0)

The accompanying notes on pages F - 5 to F - 19 are an integral part of these financial statements.

Intertek Testing Services Limited

Consolidated Statements of Total Recognised Gains and Losses

	Unaudited

	Restated

	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Net income from group	0.2	2.3
Net income from associates	0.2	0.2

	0.4	2.5
Actuarial pensions (losses)/ gains	(1.1)	1.1
Exchange adjustments	(6.3)	(3.5)

Total (losses)/ gains relating to the period	(7.0)	0.1
Prior year adjustment (see note 1)	0.7	—

Total recognised (losses)/gains since last financial statements	(6.3)	0.1

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

Consolidated Statements of Changes in Shareholders' Deficit

			Unaudited

	Ordinary shares	Redeemable preference shares	Shares to be issued	Premium in excess of par value	Retained deficit	Total

	£m	£m	£m	£m	£m	£m

At January 1, 2001 as previously reported	0.8	105.5	2.8	3.6	(333.4)	(220.7)
Prior year adjustment (see note 1)	—	—	—	—	0.7	0.7

At January 1, 2001 as restated	0.8	105.5	2.8	3.6	(332.7)	(220.0)
Net income	—	—	—	—	0.4	0.4
Actuarial pension losses	—	—	—	—	(1.1)	(1.1)
Exchange adjustments	—	—	—	—	(6.3)	(6.3)

Balance at March 31, 2001 as restated	0.8	105.5	2.8	3.6	(339.7)	(227.0)

Balance at January 1, 2002	0.8	105.5	2.8	3.6	(355.6)	(242.9)
Net income	—	—	—	—	2.5	2.5
Actuarial pension gains	—	—	—	—	1.1	1.1
Exchange adjustments	—	—	—	—	(3.5)	(3.5)

Balance at March 31, 2002	0.8	105.5	2.8	3.6	(355.5)	(242.8)

Included in retained deficit is £297.4 million relating to goodwill (at March 31, 2001: £294.3 million). This comprises goodwill of £290.5 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (at March 31, 2001: £291.7 million) and £6.9 million amortised goodwill in relation to acquisitions from January 1, 1998 (at March 31, 2001: £2.6 million).

The accompanying notes on pages F - 5 to F - 19 are an integral part of these financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

1.     Basis of presentation

The accompanying condensed consolidated financial statements of the Company and its subsidiaries for the three months to March 31, 2002 are unaudited. In the opinion of the Directors, all adjustments (including normal recurring adjustments) necessary for a fair presentation of the condensed consolidated financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") – see note 8.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited consolidated financial statements and notes as of and for the year ended December 31, 2001.

In the financial statements for the year ended December 31, 2001, the company adopted two new U.K. accounting standards: Financial Reporting Standard 17-Retirement benefits and Financial Reporting Standard 19-Deferred tax. The adoption of these new standards required a restatement of prior years’ figures in the financial statements for the year ended December 31, 2001. The impact of the implementation of these standards was to reduce, by way of a prior year adjustment, the retained deficit at December 31, 2000 by £0.7million.

2.     Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes. The consolidated statements of income of the Company include their respective shares of income from associates. The consolidated balance sheets include the Company’s share of the net assets of the associates.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group’s actual results may differ from the amounts reported and disclosed in the financial statements.

In respect of claims, a provision is made once a signed settlement agreement is obtained or a court judgement passed, provided the liability is likely to crystallise and can be estimated reliably. Legal costs are fully provided as soon as a claim becomes active. Recoveries under insurance policies or other agreements are not recorded as a receivable unless the recovery is certain.

Specific provisions are made against trade receivables which management consider may either not be fully paid or there may be a significant delay in receiving payment. In addition to any specific provision, a general provision is made against receivables based on a sliding scale of the age of the receivable.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

2.     Accounting policies (continued)

Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are recognised in the statement of operations.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2%
Short leasehold land and buildings	term of lease
Plant, machinery and equipment	10% - 33.3%

Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

Exceptional items

These are material items arising from events within the past or present ordinary activities of the Company and which due to their size or incidence are disclosed separately in order that the financial statements give a true and fair view.

Deferred tax

Deferred taxation is provided fully using the liability method at current taxation rates on certain timing differences. Deferred tax assets in respect of timing differences are only recognised to the extent that it is more likely than not that there will be suitable taxable profits to offset the future reversal of these timing differences.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

2.     Accounting policies (continued)

Pension benefits

Contributions payable under defined contribution schemes are charged to operations.

The Group has a number of defined benefit pension schemes. The defined benefit schemes’ assets are included at market value and the present value of the schemes’ liabilities are discounted at high quality corporate bond rates reflecting market expectations at the balance sheet date. The increase in the present value of the liabilities expected to arise from the employees’ services in the accounting period is charged to operations. The expected return on the schemes’ assets less the interest on the present value of the schemes’ liabilities during the accounting period is shown as Other finance income. Actuarial gains and losses, net of deferred tax, are recognised in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses, to the extent that they are considered recoverable, or deficits are recognised in full on the face of the balance sheet, net of deferred taxation.

Goodwill

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and intangible assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the statement of operations.

Cash and cash equivalents

Cash, for the purposes of the cash flow statement, comprise cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

3.     Borrowings

	December 31, 2001	March 31, 2002

	£m	£m

Due within one year:
Senior Term Loan A	15.4	15.7
Senior Revolver	22.4	16.5
Other borrowings	1.0	1.1

	38.8	33.3
Debt issuance costs	(1.7)	(1.8)

	37.1	31.5

Due in more than one year:
Senior Term Loan A	32.0	32.5
Senior Term Loan B	34.7	35.6
Senior Term Loan C	1.8	2.8
Senior Subordinated Notes	140.0	142.0
Parent Subordinated PIK Debentures	100.7	105.3

	309.2	318.2
Debt issuance costs	(5.2)	(4.7)

	304.0	313.5

Total borrowings	341.1	345.0

Maturity of borrowings:

	Senior Term Loan A	Senior Term Loan B	Senior Term Loan C	Senior Revolver	Senior Subordinated Notes	Parent Subordinated PIK Debentures	Other borrowings	Total borrowings

	£m	£m	£m	£m	£m	£m	£m	£m

Due within 1 year	15.7	—	—	16.5	—	—	1.1	33.3
Due in 1 to 2 years	32.5	—	—	—	—	—	—	32.5
Due in 2 and 5 years	—	35.6	2.8	—	142.0	—	—	180.4
Due in over 5 years	—	—	—	—	—	105.3	—	105.3

	48.2	35.6	2.8	16.5	142.0	105.3	1.1	351.5
Debt issuance costs	(1.0)	(0.5)	(0.3)	—	(3.5)	(1.2)	—	(6.5)

	47.2	35.1	2.5	16.5	138.5	104.1	1.1	345.0

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

5.     Reconciliation of operating income to operating cash flows

	Restated
	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Operating income	13.0	15.2
Depreciation	3.8	4.3
Goodwill amortisation	0.3	0.2
Loss on disposal of fixed assets	—	0.1
Increase in receivables and prepayments	(4.2)	(0.8)
Decrease in payables	(4.0)	(6.0)
Decrease in provisions	(1.5)	(1.2)

	7.4	11.8
Equity income of associates	(0.3)	(0.3)

Total operating cash inflow	7.1	11.5

6.     Analysis of cash flows

	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Returns on investment and servicing of finance
Net interest and similar charges paid	(1.4)	(1.6)
Dividends paid to minority interests	(0.6)	(1.1)

	(2.0)	(2.7)

Capital expenditure and financial investment	—	—
Purchase of property, plant and equipment	(5.3)	(3.9)
Sale of property, plant and equipment	0.1	0.1

	(5.2)	(3.8)

Acquisitions and disposals
Purchase of investments	—	(1.0)
Acquisition provision payments	(0.5)	(0.1)

	(0.5)	(1.1)

Financing
Repayment of short term debt	—	(5.9)
Issue of debt	2.0	1.1

	2.0	(4.8)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

7.     Analysis of net debt

	At December 31, 2001	Cash flow	Debt issued in lieu of interest payment	Other non-cash changes	Exchange adjustments	At March 31, 2002

	£m	£m	£m	£m	£m	£m

Cash
Cash in hand and at bank	23.7	(3.9)	—	—	0.2	20.0

Debt
Debt due within one year	(37.1)	5.9	—	(0.5)	0.2	(31.5)
Debt due after one year	(304.0)	(1.1)	(3.2)	—	(5.2)	(313.5)

	(341.1)	4.8	(3.2)	(0.5)	(5.0)	(345.0)

Total net debt	(317.4)	0.9	(3.2)	(0.5)	(4.8)	(325.0)

8.     Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and intangible Assets. Positive goodwill is amortised to £nil in equal instalments over its estimated useful life, not exceeding 20 years. For the three months ended March 31, 2001,under U.S. GAAP, goodwill and identifiable intangibles were capitalised and were written off over their estimated useful lives, generally not exceeding 40 years. Goodwill and identifiable intangibles were being written off over periods not exceeding 20 years for U.S. GAAP.

For the three months ended March 31, 2002, under SFAS 142, goodwill and other intangible with indefinite lives are no longer amortised but are reviewed annually (or more frequently if impairment indicators arise) for impairment.

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or that are redeemable at the option of the security holders are classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified outside of shareholders’ equity. Additionally, under U.S. GAAP, the initial carrying amount of redeemable preference shares is equal to its fair value at date of issuance. When the fair value of mandatorily redeemable preference shares at the time of its issuance is less than the mandatory redemption amount, the carrying amount is increased by periodic accretion, using the interest method, such that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The periodic accretion would be shown as an additional dividend on the redeemable preference shares in U.S. GAAP financial statements and as a movement in shareholders’ equity.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

8.     Summary of differences between U.K and U.S. GAAP (continued)

Disposal of business segments

Under U.K. GAAP, the profit or loss arising on the disposal of a business segment after the year end, but before the earlier of three months and the date when the financial statements are approved, is not recognised in the financial statements but is disclosed as a post balance sheet event and the disposed business segment is classified as a discontinued operation in the financial statements. U.S. GAAP requires that if a loss is expected from such disposal, such loss be recognised in the not yet released financial statements.

Pension costs - defined benefit plans

Under U.K. GAAP (FRS 17), the ongoing cost is split into an operating charge (current service cost) to be included within the appropriate statutory headings for pension costs and a financing item (comprising the interest cost and expected return on assets) shown after the operating profit. Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No.87, Employers’ Accounting for Pensions, there is no split of the cost.

The most significant difference is the treatment of actuarial gains and losses. Under FRS 17, they are recognised immediately in the Statement of Total Recognised Gains and Losses (STRGL). As a result, the annual pension cost, recognised in the year to which it relates, is split between the profit and loss account and the STRGL. Under US GAAP, they are recycled into the profit and loss account in the subsequent periods subject to a 10% corridor.

Under FRS 17, the pension scheme surplus or deficit is recognised as an asset or a liability. A liability is recognised to the extent that the deficit reflects the employer’s legal or constructive obligation. An asset is recognised to the extent that an employer can recover a surplus in a defined benefit scheme through reduced contributions and refunds. Under U.S. GAAP, the asset recorded on the balance sheet represents the value of surplus assets in the defined schemes at the date of acquisition and the accumulated differences between the actual contributions paid and the net pension expense since that date.

Under FRS 17, the pension asset or liability is offset by the related deferred tax, which is not permitted under U.S. GAAP.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require a provision for compensated absences to be made.

Derivative instruments and hedging activities

Under U.K GAAP, forward exchange contracts are designed as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs. Interest rate swaps agreements are designed to change the interest rate characteristics of floating rate borrowings. Accordingly, under these agreements the interest differential between the amounts received and amounts paid is recognised as an adjustment to interest charges over the terms of the respective swaps.

Under U.S. GAAP, effective January 1, 2001, SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No.138, Accounting for Certain Derivative Instruments and Certain Hedging Activities- An Amendment to SFAS No.133, requires that an entity recognise all derivatives in the consolidated balance sheet at fair value. The accounting for the changes in fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted for fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognised in income. The ineffective portions of derivatives that are designated as hedges are immediately recognised in income.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

8.     Summary of differences between U.K. and U.S. GAAP (continued)

Deferred taxation

Under U.K. GAAP, (Financial Reporting Standard 19: Deferred tax) full provision is required to be made for certain timing differences. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Under U.K. GAAP deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Under U.S. GAAP, where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established.

Employee Share Ownership Trust ("ESOT")

Under U.K. GAAP, company shares are purchased by Employee Share Ownership Trust at market value and are held for satisfaction of employees’ share options. Under U.S. GAAP, company shares held by ESOT are accounted for as treasury stock and deducted from shareholders’ equity.

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a)     Net income/(loss)

	Restated

	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Net income reported under U.K. GAAP	0.4	2.5
Goodwill amortisation	(3.0)	0.2
Compensated absences	(0.1)	(0.1)
Derivative instruments and hedging	(0.6)	0.2

Net (loss)/income in conformity with U.S. GAAP	(3.3)	2.8

(b)     Shareholders’ deficit

The approximate impact on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	December 31, 2001	March 31, 2002

	£m	£m

Shareholders’ deficit reported under U.K. GAAP	(242.9)	(242.8)
Goodwill	176.7	179.6
Redeemable preference shares	(34.5)	(35.8)
Pensions	3.1	1.9
Investment in own shares (ESOT)	(0.1)	(0.1)
Compensated absences	(0.6)	(0.7)
Derivative instruments and hedging activities	(0.5)	(0.3)

Shareholders’ deficit in conformity with U.S. GAAP	(98.8)	(98.2)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

8.     Summary of differences between U.K. and U.S. GAAP (continued)

The following table reconciles shareholders’ deficit under U.S. GAAP:

	December 31, 2001	March 31, 2002

	£m	£m

Shareholders’ deficit at beginning of period	(62.8)	(98.8)
Accretion of discount on redeemable preference shares	(4.5)	(1.3)
Investment in own shares (ESOT)	(0.1)	—
Net (loss)/income for the period	(27.1)	2.8
Exchange adjustments	(4.3)	(0.9)

Shareholders’ deficit at end of period	(98.8)	(98.2)

(c)     Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Three months to March 31, 2001	Three months to March 31, 2002

	£m	£m

Net cash provided by operating activities	2.3	8.5
Net cash used in investing activities	(5.7)	(5.0)
Net cash provided by /(used in) financing activities	1.4	(5.9)

	(2.0)	(2.4)
Effect of exchange rate changes	—	0.2

Net decrease in cash by continuing operations	(2.0)	(2.2)

Decrease in cash by continuing operations	(2.0)	(2.2)
Decrease in cash by discontinued operations	—	(1.5)
Cash at beginning of period	21.3	23.7

Cash at end of period	19.3	20.0

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

9.      Issuer, guarantor and non-guarantor companies

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries"). In addition, each of the Guarantor’s guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a)	the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or
(b)	the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer, the Company and the Guarantor subsidiaries are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented condensed consolidated financial information. The condensed consolidated financial information presented below has been segregated between (a) the Issuer, (b) the Company, (c) the Guarantor subsidiaries and (d) the non-Guarantor subsidiaries.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Three months to March 31, 2002

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non – Guarantor subsidiaries	Consolidation adjustments	Consolidated totals

	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	121.7	(12.8)	108.9
Operating income/(costs)	—	(0.1)	—	(106.7)	12.8	(94.0)
Share of operating profit in associates	—	—	—	0.3	—	0.3

Income/(loss) before interest	—	(0.1)	—	15.3	—	15.2
Net interest receivable/(payable)	0.3	(3.2)	(1.5)	(4.7)	—	(9.1)

Income/(loss) before taxation	0.3	(3.3)	(1.5)	10.6	—	6.1
Taxation	—	—	—	(2.9)	—	(2.9)

Income/(loss) after taxation	0.3	(3.3)	(1.5)	7.7	—	3.2
Minority interests	—	—	—	(0.7)	—	(0.7)
Dividends from/(to) group companies	—	—	1.3	(1.3)	—	—

Net income/(loss)	0.3	(3.3)	(0.2)	5.6	—	2.5

Statements of Operations
Three months to March 31, 2001-Restated

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non – Guarantor subsidiaries	Consolidation adjustments	Consolidated totals

	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	115.7	(11.6)	104.1
Operating income/(costs)	—	(0.5)	—	(102.5)	11.6	(91.4)
Share of operating profit in associates	—	—	—	0.3	—	0.3

Income/(loss) before interest	—	(0.5)		13.5	—	13.1
Net interest payable	—	(2.4)	(2.0)	(4.9)	—	(9.2)

Income/(loss) before taxation	—	(2.9)	(2.0)	8.7	—	3.8
Taxation	—	—	0.3	(2.9)	—	(2.6)

Income/(loss) after taxation	—	(2.9)	(1.7)	5.8	—	1.2
Minority interests	—	—	—	(0.8)	—	(0.8)
Dividends from/(to) group companies	—	—	0.4	(0.4)	—	—

Net income/(loss)	—	(2.9)	(1.3)	4.6	—	0.4

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
March 31, 2002

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non- Guarantor subsidiaries	Consolidation adjustments	Consolidated totals

	£m	£m	£m	£m	£m	£m

ASSETS
Current assets
Cash	—	(6.1)	—	26.1	—	20.0
Trade receivables	—	0.4	—	84.9	—	85.3
Inventories	—	—	—	1.6	—	1.6
Other current assets	165.7	119.9	233.8	338.4	(837.3)	20.5

Total current assets	165.7	114.2	233.8	451.0	(837.3)	127.4
Goodwill	—	—	—	12.1	—	12.1
Property, plant and equipment, net	—	—	—	76.3	—	76.3
Investments in subsidiary undertakings	—	128.6	211.9	73.4	(413.9)	—
Investments	—	—	1.0	1.2	—	2.2
Pension asset	—	—	—	0.8	—	0.8

Total assets	165.7	242.8	446.7	614.8	(1251.2)	218.8

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	(0.7)	16.3	15.2	0.7	—	31.5
Accounts payable, accrued liabilities and deferred income	26.2	63.8	253.6	586.3	(837.3)	92.6
Income taxes payable	—	(0.9)	(1.3)	10.5	—	8.3

Total current liabilities	25.5	79.2	267.5	597.5	(837.3)	132.4
Long term borrowings	139.6	106.9	67.8	(0.8)	—	313.5
Provisions for liabilities and charges	—	—	—	7.7	—	7.7
Pension liability	—	—	—	1.1	—	1.1
Minority interests	—	—	—	6.9	—	6.9
Shareholders' equity/(deficit)	—	—	—	—	—	—
Ordinary shares	0.1	0.8	118.1	215.2	(333.4)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	23.5	5.7	(29.2)	3.6
Accumulated earnings/(deficit)	0.5	(56.0)	(30.2)	(218.5)	(51.3)	(355.5)

Total shareholders' equity/(deficit)	0.6	56.7	111.4	2.4	(413.9)	(242.8)

Total liabilities and shareholders' equity	165.7	242.8	446.7	614.8	(1251.2)	218.8

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2001

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non- Guarantor subsidiaries	Consolidated adjustments	Consolidation totals

	£m	£m	£m	£m	£m	£m

ASSETS
Current assets
Cash	—	(7.4)	0.3	30.8	—	23.7
Trade receivables	—	0.3	—	85.2	—	85.5
Inventories	—	—	—	1.8	—	1.8
Other current assets	159.6	120.1	224.9	337.7	(823.1)	19.2

Total current assets	159.6	113.0	225.2	455.5	(823.1)	130.2
Goodwill	—	—	—	12.1	—	12.1
Property, plant and equipment, net	—	—	—	75.6	—	75.6
Investments in subsidiary undertakings	—	128.6	211.3	82.5	(422.4)	—
Investments	—	—	—	0.9	—	0.9
Pension asset	—	—	—	0.1	—	0.1

Total assets	159.6	241.6	436.5	626.7	(1245.5)	218.9

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	(0.6)	22.4	14.9	0.4	—	37.1
Accounts payable, accrued liabilities and deferred income	22.4	57.5	246.4	591.0	(823.1)	94.2
Income taxes payable	—	(0.9)	(1.3)	10.7	—	8.5

Total current liabilities	21.8	79.0	260.0	602.1	(823.1)	139.8
Long term borrowings	137.5	100.8	66.2	(0.5)	—	304.0
Provisions for liabilities and charges	—	—	—	9.1	—	9.1
Pension liability	—	—	—	1.7	—	1.7
Minority interests	—	—	—	7.2	—	7.2
Shareholders' equity/(deficit)	—	—	—	—	—	—
Ordinary shares	0.1	0.8	116.5	210.6	(327.2)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	23.6	5.7	(29.3)	3.6
Accumulated earnings/(deficit)	0.2	(50.9)	(29.8)	(209.2)	(65.9)	(355.6)

Total shareholders' equity/(deficit)	0.3	61.8	110.3	7.1	(422.4)	(242.9)

Total liabilities and shareholders' equity	159.6	241.6	436.5	626.7	(1245.5)	218.9

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Three months to March 31, 2002

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non- Guarantor subsidiaries	Consolidation adjustments	Consolidated totals

	£m	£m	£m	£m	£m	£m

Total operating cash inflow	—	0.2	—	11.3	—	11.5
Returns on investments and servicing of finance	—	0.2	1.4	(4.3)	—	(2.7)
Taxation	—	—	(0.1)	(2.9)	—	(3.0)
Capital expenditure and financial investment	—	—	—	(3.8)	—	(3.8)
Acquisitions and disposals	—	—	—	(1.1)	—	(1.1)

Cash inflow/(outflow) before financing	—	0.4	1.3	(0.8)	—	0.9
Financing	—	0.8	(1.5)	(4.1)	—	(4.8)

Increase/(decrease) in cash in the period	—	1.2	(0.2)	(4.9)	—	(3.9)

Reconciliation of net cash flow to movements in net debt
Increase/(decrease) in cash in the period	—	1.2	(0.2)	(4.9)	—	(3.9)
Cash outflow from increase in debt	—	4.8			—	4.8

Change in net debt resulting from cash flows	—	6.0	(0.2)	(4.9)	—	0.9
Debt issued in lieu of interest payment	—	(3.2)			—	(3.2)
Other non-cash movements	(0.2)	(0.1)	(0.1)	(0.1)	—	(0.5)
Exchange adjustments	(1.9)	(1.4)	(1.7)	0.2	—	(4.8)

Movement in net debt in the period	(2.1)	1.3	(2.0)	(4.8)	—	(7.6)
Net debt at the start of the period	(136.9)	(130.6)	(80.8)	30.9	—	(317.4)

Net debt at the end of the period	(139.0)	(129.3)	(82.8)	26.1	—	(325.0)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Three months to March 31, 2001

	Intertek Finance plc	Intertek Testing Services Ltd	Guarantor subsidiaries	Non- Guarantor subsidiaries	Consolidation adjustments	Consolidated totals

	£m	£m	£m	£m	£m	£m

Total operating cash inflow	—	0.5	0.3	6.3	—	7.1
Returns on investments and servicing of
finance	—	(0.3)	1.1	(2.8)	—	(2.0)
Taxation	—	—	(0.1)	(3.3)	—	(3.4)
Capital expenditure and financial
investment	—	—	—	(5.2)	—	(5.2)
Acquisitions and disposals	—	—	—	(0.5)	—	(0.5)

Cash inflow/(outflow) before financing	—	0.2	1.3	(5.5)	—	(4.0)
Financing	—	1.4	(1.3)	1.9	—	2.0

Increase/(decrease) in cash in the period	—	1.6	—	(3.6)	—	(2.0)

Reconciliation of net cash flow to movements in net debt
Increase/(decrease) in cash in the period	—	1.6	—	(3.6)	—	(2.0)
Cash outflow from increase in debt	—	(2.0)	—	—	—	(2.0)

Change in net debt resulting from cash flows	—	(0.4)	—	(3.6)	—	(4.0)
Debt issued in lieu of interest payment	—	(2.8)	—	—	—	(2.8)
Other non-cash movements	(0.2)	—	(0.1)	(0.2)	—	(0.5)
Exchange adjustments	(3.7)	(2.6)	(2.2)	0.6	—	(7.9)

Movement in net debt in the period	(3.9)	(5.8)	(2.3)	(3.2)	—	(15.2)
Net debt at the start of the period	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

Net debt at the end of the period	(138.3)	(113.1)	(95.0)	30.1	—	(316.3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/WILLIAM SPENCER

	Name:	William Spencer
	Title:	Director
	Date:	April 26, 2002